Filed pursuant to Rule 253(g)(2)

File No. 024-10496

Groundfloor Finance Inc.

Supplement No. 1

to the Offering Circular

qualified on December 15, 2015

Dated: December 30, 2015

This Supplement No. 1 to the Offering Circular qualified on December 15, 2015 (the “Offering Circular Supplement”) supplements the offering circular of Groundfloor Finance Inc. (the “Company,” “we,” “us,” or “our”), dated December 8, 2015 (as amended or supplemented from time to time, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Amend the terms of four of the series of LROs covered by the Offering Circular (the “Amended LROs”).
•	Update a risk factor to remove certain ameliorative language as requested by NASAA.

Amended LROs

We are changing certain terms of the Amended LROs. We have not commenced offering of any of the Amended LROs through our Platform or otherwise.

These amendments change the letter grade from C to B and reduce the interest rates from 13.4% to 9.2%. No other terms of the LROs have been altered. These changes were negotiated with the Developer as a result of it supplying us with a current BPO on each property, increasing the score applied for this factor in the Grading Algorithm and reducing the interest rate on the corresponding Loans.

As a result of these changes, the tabular information disclosed under “The LROs Covered by this Offering Circular” (on page 7 and page 96 of the Offering Circular) with respect to the Amended LROs is replaced, in its entirety, as follows:

Series of LRO/Project Name: 53 Harrison Lane, Dallas, GA 30132
Developer (borrowing entity): Georgia House Buyers Inc.
Aggregate Purchase Amount of the LRO: $105,000	Expected Return Rate of the LRO: 9.2% per annum
Final Payment Date: 12 months following issuance	Extended Payment Date: maximum of two years following Final Payment Date
General Information on Project:	Details of Loan:
• Purpose for Loan: New Construction • Address/Location of Project: 53 Harrison Lane, Dallas, GA 30132	• Loan Principal: $105,000 • Interest Rate: 9.2% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions: Receipt of clean title search. Title insurance obtained in connection with closing the Loan.

Series of LRO/Project Name: 70 Harrison Lane, Dallas, GA 30132
Developer (borrowing entity): Georgia House Buyers Inc.
Aggregate Purchase Amount of the LRO: $105,000	Expected Return Rate of the LRO: 9.2% per annum
Final Payment Date: 12 months following issuance	Extended Payment Date: maximum of two years following Final Payment Date
General Information on Project:	Details of Loan:
• Purpose for Loan: New Construction • Address/Location of Project: 70 Harrison Lane, Dallas, GA 30132	• Loan Principal: $105,000 • Interest Rate: 9.2% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions: Receipt of clean title search. Title insurance obtained in connection with closing the Loan.

Series of LRO/Project Name: 175 Timothy Drive, Dallas, GA 30132
Developer (borrowing entity): Georgia House Buyers, Inc.
Aggregate Purchase Amount of the LRO: $105,000	Expected Return Rate of the LRO: 9.2% per annum
Final Payment Date: 12 months following issuance	Extended Payment Date: maximum of two years following Final Payment Date
General Information on Project:	Details of Loan:
• Purpose for Loan: New Construction • Address/Location of Project: 175 Timothy Drive, Dallas, GA 30132	• Loan Principal: $105,000 • Interest Rate: 9.2% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions: Receipt of clean title search. Title insurance obtained in connection with closing the Loan.

Series of LRO/Project Name: 244 Timothy Drive, Dallas, GA 30132
Developer (borrowing entity): Georgia House Buyers Inc.
Aggregate Purchase Amount of the LRO: $105,000	Expected Return Rate of the LRO: 9.2% per annum
Final Payment Date: 12 months following issuance	Extended Payment Date: maximum of two years following Final Payment Date
General Information on Project:	Details of Loan:
• Purpose for Loan: New Construction • Address/Location of Project: 244 Timothy Drive, Dallas, GA 30132	• Loan Principal: $105,000 • Interest Rate: 9.2% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions: Receipt of clean title search. Title insurance obtained in connection with closing the Loan.

In addition, each Project Summary for the Amended LROs (included on pages PS-3, PS-4, PS-6 and PS-7, of the Offering Circular, respectively), is replaced, in its entirety, with those attached below.

Revised Risk Factor

The following risk factor (included on page 24 of the Offering Circular) is replaced, in its entirety, as follows:

2

We have entered into material transactions with our promoters.

Since inception, we have entered into certain material transactions involving our officers, directors and principal shareholders (collectively, the “Promoters”). For instance, certain affiliates and family members of our directors have participated in the Series Seed Financing, the Bridge Financing, and the Series A Financing (each as defined below). We have adopted a policy that a majority of our disinterested Independent Directors (as defined below) must approve any loan to or on behalf of, or other material affiliated transaction involving, our Promoters. However, we have lacked sufficient disinterested Independent Directors to approve the prior material affiliated transactions listed above at the time each was consummated and may choose to enter into transactions in the future for which we lack sufficient disinterested Independent Directors. See “Interest of Management and Others in Certain Transactions” and “Transactions with Promoters” below.

*            *            *            *

This Offering Circular Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all amendments or supplements thereto. The information included in this Offering Circular Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the Amended LROs and the Revised Risk Factor as set forth above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Offering Circular Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular and any amendments or supplements carefully before you make an investment decision.

The LROs covered by the Offering Circular may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be, unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

3

PROJECT SUMMARIES FOR AMENDED LROs

PROJECT SUMMARY | 53 HARRISON LANE, DALLAS, GA 30132

B



Rate	Projected Term	Loan to ARV	Loan Amount	Investors
9.2%	12 months	55.3%	$105,000	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$105,000	Balloon payment - principal and interest returned on repayment / due at maturity.

Click here to view the LRO Agreement

BORROWER

Georgia House Buyers Inc
Steven Hale - principal

FINANCIAL OVERVIEW



After Repair Value (ARV)
$189,900
$54,900
Total Project Costs
$135,000
GROUNDFLOOR
$105,000
$30,000
0%
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Price	$5,000	Loan To ARV	55.3%
Purchase Date	05/29/2015	Loan To Total Project Cost	77%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)



Loan To ARV Score
5
10
Quality of Valuation Report
3
4
Skin-in-the-Game
5
10
Location
4
8
Borrower Experience
4
5
Borrower Commitment
1
1

VALUATION REPORTS

As Complete (ARV)
$189,900

- Certified Independent Appraisal
- Broker's Price Opinion
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION



Map
Satellite
Emerson
Allatoona
Taylorsville
Rockmart
Braswell
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Address: 53 HARRISON LANE, DALLAS, GA 30132

The loan is for new construction of a single family 3 bed, 2.5 bath home, located on a 2.08 acre lot in the Burnt Hickory Estate Subdivision.

Click here to view the LRO

PROPERTY PHOTOS



MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The lot is serviced, and is underwritten as new construction on developed, serviced land.
- There is no existing structure on this property, or if there is, it will be demolished.
- The security interest will initially be in the value of the land, and will include any fixtures, and eventually the structure as it is completed.
- New construction is complex and subject to permitting, and there may be delays or other unexpected issues.
- We have limited experience in making loans for new construction projects.
- It may be more difficult to collect against an uncompleted new construction project.
- We have no experience in managing or completing construction projects that go into default.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- GROUNDFLOOR generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
- GROUNDFLOOR does not take a 'spread' on any part of the interest payments.
- Developers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, GROUNDFLOOR will charge a penalty of 2% for any extension made to the borrower. See GROUNDFLOOR 'Fees and Expenses' in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWER'S REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

GEORGIA HOUSE BUYERS INC

DATE OF FORMATION ★
06/24/2013

FINANCIAL DATA
Reporting date: 09/30/2015

Value of Properties	Total Debt	Unsold Inventory	Aged Inventory
$1.9M	$1.3M	3	0

PROJECTS / REVENUE
Reporting period: 2014

Completed Projects	Revenue	Gross Margin %
5	$600K	28%

PRINCIPAL

Steven Hale

FOCUS
Renovation and New Construction

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
4	1	100%

HISTORICAL AVERAGES
Reporting period: three years ending 2014

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
7	$125K	6 months	$30K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.

PROJECT SUMMARY | 70 HARRISON LANE, DALLAS, GA 30132

B



BORROWER

Georgia House Buyers Inc
Steven Hale - principal

Rate	Projected Term	Loan to ARV	Loan Amount	Investors
9.2%	12 months	55.3%	$105,000	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$105,000	Balloon payment - principal and interest returned on repayment / due at maturity.

Click here to view the LRO Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$189,900
$54,900
Total Project Costs
$135,000
GROUNDFLOOR
$105,000
$30,000
0%
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Price	$5,000	Loan To ARV	55.3%
Purchase Date	05/29/2015	Loan To Total Project Cost	77%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)

Factor	Score	Maximum
Loan To ARV Score	5	10
Quality of Valuation Report	3	4
Skin-in-the-Game	5	10
Location	4	8
Borrower Experience	4	5
Borrower Commitment	1	1

VALUATION REPORTS

As Complete (ARV)
$189,900

- Certified Independent Appraisal
- **Broker's Price Opinion**
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION



Map
Satellite
Taylorsville
Emerson
Allatoona
Rockmart
Braswell
Google
Map data ©2015 Google
Terms of Use
Report a map error

Address: 70 HARRISON LANE, DALLAS, GA 30132

The loan is for new construction of a single family 3 bed, 2.5 bath home, located on a 1.576 acre lot in the Burnt Hickory Estate Subdivision.

Click here to view the LRO

PROPERTY PHOTOS



MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The lot is serviced, and is underwritten as new construction on developed, serviced land.
- There is no existing structure on this property, or if there is, it will be demolished.
- The security interest will initially be in the value of the land, and will include any fixtures, and eventually the structure as it is completed.
- New construction is complex and subject to permitting, and there may be delays or other unexpected issues.
- We have limited experience in making loans for new construction projects.
- It may be more difficult to collect against an uncompleted new construction project.
- We have no experience in managing or completing construction projects that go into default.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- GROUNDFLOOR generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
- GROUNDFLOOR does not take a 'spread' on any part of the interest payments.
- Developers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, GROUNDFLOOR will charge a penalty of 2% for any extension made to the borrower. See GROUNDFLOOR 'Fees and Expenses' in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWER'S REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

GEORGIA HOUSE BUYERS INC

DATE OF FORMATION ★
06/24/2013

FINANCIAL DATA
Reporting date: 09/30/2015

Value of Properties	Total Debt	Unsold Inventory	Aged Inventory
$1.9M	$1.3M	3	0

PROJECTS / REVENUE
Reporting period: 2014

Completed Projects	Revenue	Gross Margin %
5	$600K	28%

PRINCIPAL

Steven Hale

FOCUS
Renovation and New Construction

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
4	1	100%

HISTORICAL AVERAGES
Reporting period: three years ending 2014

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
7	$125K	6 months	$30K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.

PROJECT SUMMARY | 175 TIMOTHY DRIVE, DALLAS, GA 30132

B



BORROWER

Georgia House Buyers Inc
Steven Hale - principal

Rate	Projected Term	Loan to ARV	Loan Amount	Investors
9.2%	12 months	55.3%	$105,000	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$105,000	Balloon payment - principal and interest returned on repayment / due at maturity.

Click here to view the LRO Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$189,900
$54,900
Total Project Costs
$135,000
GROUNDFLOOR
$105,000
$30,000
0%
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Price	$5,000	Loan To ARV	55.3%
Purchase Date	05/29/2015	Loan To Total Project Cost	77%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)

Factor	Score	Max
Loan To ARV Score	5	10
Quality of Valuation Report	3	4
Skin-in-the-Game	5	10
Location	4	8
Borrower Experience	4	5
Borrower Commitment	1	1

VALUATION REPORTS

As Complete (ARV)
$189,900

- Certified Independent Appraisal
- **Broker's Price Opinion**
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION



Map
Satellite
Emerson
Allatoona
Taylorsville
Rockmart
Braswell
Map data ©2015 Google
Terms of Use
Report a map error

Address: 175 TIMOTHY DRIVE, DALLAS, GA 30132

The loan is for new construction of a single family 3 bed, 2.5 bath home, located on a 1.43 acre lot in the Burnt Hickory Estate Subdivision.

Click here to view the LRO

PROPERTY PHOTOS



MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The lot is serviced, and is underwritten as new construction on developed, serviced land.
- There is no existing structure on this property, or if there is, it will be demolished.
- The security interest will initially be in the value of the land, and will include any fixtures, and eventually the structure as it is completed.
- New construction is complex and subject to permitting, and there may be delays or other unexpected issues.
- We have limited experience in making loans for new construction projects.
- It may be more difficult to collect against an uncompleted new construction project.
- We have no experience in managing or completing construction projects that go into default.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- GROUNDFLOOR generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
- GROUNDFLOOR does not take a 'spread' on any part of the interest payments.
- Developers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, GROUNDFLOOR will charge a penalty of 2% for any extension made to the borrower. See GROUNDFLOOR 'Fees and Expenses' in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWER'S REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

GEORGIA HOUSE BUYERS INC

DATE OF FORMATION ★
06/24/2013

FINANCIAL DATA
Reporting date: 09/30/2015

Value of Properties	Total Debt	Unsold Inventory	Aged Inventory
$1.9M	$1.3M	3	0

PROJECTS / REVENUE
Reporting period: 2014

Completed Projects	Revenue	Gross Margin %
5	$600K	28%

PRINCIPAL

Steven Hale

FOCUS
Renovation and New Construction

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
4	1	100%

HISTORICAL AVERAGES
Reporting period: three years ending 2014

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
7	$125K	6 months	$30K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.

PROJECT SUMMARY | 244 TIMOTHY DRIVE, DALLAS, GA 30132

B



BORROWER

Georgia House Buyers Inc
Steven Hale - principal

Rate	Projected Term	Loan to ARV	Loan Amount	Investors
9.2%	12 months	55.3%	$105,000	0

Purpose	Loan Position	Total Loan Amount	Repayment Terms
New Construction	First Lien	$105,000	Balloon payment - principal and interest returned on repayment / due at maturity.

Click here to view the LRO Agreement

FINANCIAL OVERVIEW



After Repair Value (ARV)
$189,900
$54,900
Total Project Costs
$135,000
GROUNDFLOOR
$105,000
$30,000
0%
Skin-in-the-Game
First Lien Loan
Cushion

Purchase Price	$5,000	Loan To ARV	55.3%
Purchase Date	05/29/2015	Loan To Total Project Cost	77%

GRADE FACTORS

The following factors determine in part how the loan was graded:
(in descending order of importance)



Loan To ARV Score 5 10
Quality of Valuation Report 3 4
Skin-in-the-Game 3 10
Location 4 8
Borrower Experience 5 5
Borrower Commitment 1 1

VALUATION REPORTS

As Complete (ARV)
$189,900

- Certified Independent Appraisal
- Broker's Price Opinion
- Borrower Provided Appraisal
- Borrower Provided Comps

PROPERTY DESCRIPTION



Map
Satellite
Emerson
Allatoona
Taylorsville
Rockmart
Braswell
Google
Map data ©2015 Google
Terms of Use
Report a map error

Address: 244 TIMOTHY DRIVE, DALLAS, GA 30132

The loan is for new construction of a single family 3 bed, 2.5 bath home, located on a 1.6 acre lot in the Burnt Hickory Estate Subdivision.

Click here to view the LRO

PROPERTY PHOTOS



244 Timothy Dr
Google

MISCELLANEOUS

PROJECT SPECIFIC RISK FACTORS

- The lot is serviced, and is underwritten as new construction on developed, serviced land.
- There is no existing structure on this property, or if there is, it will be demolished.
- The security interest will initially be in the value of the land, and will include any fixtures, and eventually the structure as it is completed.
- New construction is complex and subject to permitting, and there may be delays or other unexpected issues.
- We have limited experience in making loans for new construction projects.
- It may be more difficult to collect against an uncompleted new construction project.
- We have no experience in managing or completing construction projects that go into default.
- Please consult the Offering Circular for further discussion of general risk factors.

CLOSING CONDITIONS

- Loan is conditioned upon a clean title search and valid title insurance at the time of close.

DEVELOPER FEES

- GROUNDFLOOR generally charges borrowers between 2% and 6% of the principal amount of the loan for our services.
- GROUNDFLOOR does not take a 'spread' on any part of the interest payments.
- Developers may capitalize the cost of closing into the principal amount of their request. These closing costs typically range from $500 to $1500.
- Unless otherwise limited by applicable law, GROUNDFLOOR will charge a penalty of 2% for any extension made to the borrower. See GROUNDFLOOR 'Fees and Expenses' in the Offering Circular.

BORROWER SUMMARY

UNLESS NOTED WITH A ★, INFORMATION BELOW IS SUPPLIED BY THE BORROWER AND IS NOT VERIFIED. BORROWER'S REPRESENT AND WARRANT THAT INFORMATION SUPPLIED IS ACCURATE.

GEORGIA HOUSE BUYERS INC

DATE OF FORMATION ★
06/24/2013

FINANCIAL DATA
Reporting date: 09/30/2015

Value of Properties	Total Debt	Unsold Inventory	Aged Inventory
$1.9M	$1.3M	3	0

PROJECTS / REVENUE
Reporting period: 2014

Completed Projects	Revenue	Gross Margin %
5	$600K	28%

PRINCIPAL

Steven Hale

FOCUS
Renovation and New Construction

GROUNDFLOOR HISTORY ★

Loans Funded	Loans Repaid	On Time Repayment
4	1	100%

HISTORICAL AVERAGES
Reporting period: three years ending 2014

Completed Projects Per Year	Average Project Revenue	Average Project Time	Average Total Project Costs
7	$125K	6 months	$30K

THE COMPANY PLAYED NO ROLE IN THE PREPARATION OF ANY OF THE VALUATION SOURCES OR ANY OTHER MATERIALS PROVIDED BY THE BORROWER. WHILE WE BELIEVE THE DATA CONTAINED THEREIN IS HELPFUL, WE DO NOT USE IT AS THE SOLE BASIS FOR A FUNDING DECISION.

THIS SALES AND ADVERTISING LITERATURE MUST BE READ IN CONJUNCTION WITH THE OFFERING CIRCULAR IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE OFFERING CIRCULAR MUST BE MADE AVAILABLE TO YOU IN CONNECTION WITH THIS OFFERING.
YOU MAY ACCESS THE OFFERING CIRCULAR BY CLICKING HERE.